CULLEN FUNDS TRUST
645 Fifth Avenue
New York, New York 10022

Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

August 18, 2009

VIA EDGAR TRANSMISSION

Mr. Larry Greene
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Cullen Funds Trust (the “Trust”)
       File Nos.: 333-33302 and 811-09871

Dear Mr. Greene:

The purpose of this letter is to respond to oral comments provided to the Trust on August 10, 2009 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 27 to its Registration Statement on Form N-1A (the “Registration Statement”). PEA No. 27 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on June 18, 2009. The purpose of PEA No. 27 was to register a new series in the Trust: Cullen Small Cap Value Fund (the “Fund”). The Trust will file a PEA to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement. At such time this PEA becomes effective, the Fund will issue five classes of shares: Retail Class, Class C, Class I, Class R1 and Class R2.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

General Comments

     1. Include a cover letter when making future filings.

     We will include a cover letter on future filings in connection with this matter.

Prospectus

     2. Include enhanced disclosure regarding economic and market turmoil experienced during 2008 and 2009.

     In the section entitled “General Stock Risks” on page 2 of the Prospectus, we have added the following underlined language to the existing disclosure:

The Fund’s major risks are those of investing in the stock market, which can mean the Fund may experience sudden, unpredictable declines in value, as well as periods of poor performance. Periods of poor performance and declines in value of the Fund’s underlying equity investments can be caused and also further prolonged by many circumstances currently confronting the global economy such as declining consumer and business confidence, malfunctioning credit markets, increased unemployment, reduced levels of capital expenditures, fluctuating commodity prices, bankruptcies, and other circumstances, all of which can individually and collectively have direct effects on the valuation and/or earnings power of the companies in which the Fund invests. Stock markets worldwide have experienced significant volatility in recent periods as a result of market participants reacting to economic data and market indicators that have contradicted their previous assumptions and estimates, and, at times, these reactions have created scenarios where investors and traders have redeemed their investments/holdings en masse thereby creating additional and often significant downward price pressure than might be experienced in less volatile periods. In the future, market participants’ views on the valuation and/or earnings power of a company and the overall state of the economy can cause similar significant short-term and long-term volatility in the value of the Fund’s shares. And, as a result, you could lose money investing in the Fund.

     3. In the section entitled “WHAT ARE THE FUND’S PRINCIPAL INVESTMENT STRATEGIES” on page 1, the second bullet point has the word “project,” which is a typo that should be changed to “projected.”

     We have revised the Prospectus to reflect the requested change.

     4. In the section entitled “WHAT ARE THE FUND’S PRINCIPAL INVESTMENT STRATEGIES” on page 1, discuss whether the Fund automatically rebalances.

     The portfolio is managed in a manner such that we generally have approximately equal weightings amongst the relative holdings at the time of original purchase. After the time of original purchase, the Fund does not systematically rebalance. In the event of shareholder subscriptions or redemptions, the Portfolio Managers evaluate the relative market values of each holding compared to the Fund’s total market value and consider the relative prices of each holding to determine which security/securities to purchase or sell. Accordingly, the Prospectus has been revised with the underlined statement as follows:

The Fund invests roughly similar amounts of its assets in each stock in the portfolio at the time of original purchase, although the portfolio is not systematically rebalanced.

     5. Does the Fund invest in “junk” debt?

     The Fund will invest in “junk” debt. Accordingly, no related revision has been made to the Prospectus.

     6. Indicate if the footnote presented at the bottom of page 1 that reads “According to the Russell 2000 Value Stock Index as of May 31, 2009, small-capitalization companies are those with net assets below $3.2 billion.” is how the Fund defines a small-capitalization company.

     The Fund defines small-capitalization companies as those with market capitalizations below $4.0 billion at the time of original purchase. Accordingly the Prospectus has been revised such that the above-referenced footnote on page 1 is deleted and the following underlined statement is included in the first paragraph under the section entitled: “WHAT ARE THE FUND’S PRINCIPAL INVESTMENT STRATEGIES”:

The Fund will invest, under normal circumstances, at least 80% of its net assets primarily in small-capitalization companies, which the Fund defines as those companies with market capitalizations below $4.0 billion at the time of original purchase.

     7. Expand the risks listed in the bullet points at the end of page 2 following the statement that reads “You may lose money by investing in this Fund if any of the following occur” to include risk of individual stocks depreciating.

     We have revised the Prospectus with the following underlined statements such that it now reads as follows:

     You may lose money by investing in this Fund if, for instance, any of the following occur:

    foreign stock markets or individual stocks held in the portfolio decline in value, the Fund has difficulty selling smaller capitalization or emerging market stocks during a down market due to lower liquidity, the value of a foreign currency declines relative to the U.S. dollar, or political, social or economic instability in a foreign country causes the value of the Fund’s investments to decline.

..

          8. Within the Shareholder Fees table on page 3, it is not required to denote “None” when a certain fee is not charged. However, it is not a requirement that these be removed when a fee is not applicable.

     After consideration, we have concluded that keeping these disclosures within the table provides relevant information to an investor. Therefore, no related revision has been made to the Prospectus.

     9. In the Annual Fund Operating Expense table included on the top of page 4, denote that expenses are deducted as a percentage of Fund assets in the parenthetical that reads “(expenses that are deducted from Fund assets)”.

     We have revised the Prospectus with the following underlined statement such that it now reads as follows:

     (expenses, stated as percentages, that are deducted from Fund assets)

     10. Confirm that the Advisory Fee is the same for all share classes on a post-waiver basis.

     We confirm that the Advisory Fee is the same for all share classes on a post-waiver basis. The differences in net annual fund operating expenses detailed in the Annual Fund Operating Expense table included at the top of page 4 relate only to 12b-1 and shareholder servicing plan expenses. We have revised the Prospectus with the following underlined statement in footnote d to Annual Fund Operating Expenses table on page 4:

d	The Adviser has contractually agreed to limit the Net Annual Fund Operating Expenses (excluding taxes and Acquired Fund Fees and Expenses) to no more than 1.25%, 2.00%, 1.00%, 1.75% and 1.50% on an annualized basis for Retail Class, Class C, Class I, Class R1 and Class R2 shares, respectively, through October 31, 2010. The Adviser may, with approval of the Trust’s Board of Trustees, recapture any expenses or fees it has reduced or reimbursed within a three-year period from the date of reimbursement, provided that recapture does not cause the Fund to exceed existing expense limitations. The effective management fee for each class after each class’s expense reduction/reimbursement is 1.00%, and the differences in net annual fund operating expenses between individual classes relate only to distribution and shareholder servicing plans as described in the “Distribution and Service Plans (12b-1)” and “Shareholder Servicing Plan” sections in this Prospectus.

     11. Confirm that only the Board of Trustees can terminate the contractual expense limitation agreement mentioned in footnote d to the Annual Fund Operating Expenses table on page 4. Further, include the expense limitation agreement as an exhibit to the registration statement.

     We confirm that the expense limitation agreement may not be terminated prematurely without Board of Trustees approval. We have revised the Prospectus with the following underlined statement in footnote d to Annual Fund Operating Expenses table on page 4:

d	The Adviser has contractually agreed to limit the Net Annual Fund Operating Expenses (excluding taxes and Acquired Fund Fees and Expenses) to no more than 1.25%, 2.00%, 1.00%, 1.75% and 1.50% on an annualized basis for Retail Class, Class C, Class I, Class R1 and Class R2 shares, respectively, through October 31, 2010. This limitation can only be amended with approval of the Board of Trustees prior to October 31, 2010.

     Additionally, the expense limitation agreement has been included and referenced in Item 23 of Part C.

     12. Clarify “principal” investment policies in the “ADDITIONAL INFORMATION ON INVESTMENT POLICIES AND RISKS” section beginning on page 8 and strengthen the disclosure of the strategy.

     We have revised the Prospectus with the following underlined statements in the first paragraph of the “ADDITIONAL INFORMATION ON INVESTMENT POLICIES AND RISKS” section beginning on page 8:

The Fund invests in securities that the Adviser believes offer the probability of an increase in value over a long-term investment horizon, which we generally define as three to five years. The Fund’s principal investment strategy is to invest in common stocks of small-capitalization companies having a relatively low stock market valuation at the time of purchase (as measured by price/earnings ratios as compared with the average price/earnings ratio of the equity securities in the Russell 2000 Value Stock Index) in relation to investment value (as measured by prospective earnings growth rates as compared with the market average). In addition to analyzing price/earnings ratios and prospective earnings growth rates, the Fund also looks at other relative measures such as price/book and debt/capital ratios, which are considered non-principal investment strategies.

     13. Clarify who is deemed an authorized agent as contemplated by Rule 22-1 under the Investment Company Act of 1940 on page 13 in the first sentence under the section entitled: “Timing of Requests.”

     The Fund’s Transfer Agent is the only authorized agent as it is defined in Rule 22-1. Accordingly, we have removed the phrase “or other agent” from the sentence such that it now reads as follows:

The price per share will be the NAV next computed after the time your request is received in good order by the Fund’s Transfer Agent.

     14. Clarify who is deemed an authorized agent as contemplated by Rule 22-1 under the Investment Company Act of 1940 on page 14 in the first paragraph under the section entitled: “Methods of Selling.”

     The Fund’s Transfer Agent is the only authorized agent as it is defined in Rule 22-1. Accordingly, we have revised the Prospectus with the following underlined statement in the first paragraph:

If you purchased your shares through a broker/dealer or other financial organization, your redemption order must be placed through the same organization. The organization is responsible for sending your redemption order to the Fund’s Transfer Agent on a timely basis. Please keep in mind that your broker/dealer may charge additional fees for its services.

     15. Clarify who is deemed an authorized agent as contemplated by Rule 22-1 under the Investment Company Act of 1940 on page 17 in the first sentence under the section entitled: “When Redemption Proceeds are Sent to You.”

     The Fund’s Transfer Agent is the only authorized agent as it is defined in Rule 22-1. As explained in comment #13 above, we have removed the reference to the term “or other agent” on page 13. Therefore, we do not believe that any revision is required in this section since it does not refer to the term “or other agent.”

     16. Clarify who is deemed an authorized agent as contemplated by Rule 22-1 under the Investment Company Act of 1940 on page 18 in the first paragraph under the section entitled: “Investing Through a Third Party.”

     The Fund’s Transfer Agent is the only authorized agent as it is defined in Rule 22-1. Accordingly, we have revised the Prospectus with the following underlined statement in the first paragraph:

If you invest through a third party (rather than with the Fund’s Transfer Agent), the policies and fees may be different than described in this Prospectus. Banks, brokers, 401(k) plans, financial advisers, and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. These fees and conditions are in addition to those imposed by the Fund. In addition, the options and services available specifically to a retirement plan may be different from those discussed in this Prospectus. Consult a representative of your plan or financial institution if you are not sure.

     17. Clarify in the “RESERVED RIGHTS” section on page 20 that waivers, as described in the sixth bullet point, for investments that do not meet required minimum investments will be treated in an equitable manner.

     We have revised the Prospectus with the following underlined statement in the respective bullet point:

    Close any account that does not meet minimum investment requirements. The Fund will give you notice and 60 days to begin an automatic investment program or to increase your balance to the required minimum. The initial minimum investment may be waived at the Fund’s discretion, when the Adviser deems it in the best interests of the Fund. An account will not be closed when it falls below the minimum investment requirement as a result of market fluctuations.

     18. Revise the reference to the Fund’s 1940 Act File Number as described on the bottom right-hand corner of the last page in the Prospectus to read: “The Fund’s 1940 Act File No. is 811-09871.”

     We have revised the Prospectus to reflect the requested change.

Statement of Additional Information (the “SAI”)

     19. Clarify in the first paragraph on page B-3 under the section entitled “The Trust” that dividends and distributions are paid only when declared and provided that the shareholder is an owner on record date.

     We have revised the SAI with the following underlined statements in the respective bullet point:

The Trust is an open-end management investment company registered as a Delaware business trust (now called a Delaware statutory trust) on March 25, 2000 and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Trust currently offers three diversified portfolios to investors: the Cullen High Dividend Equity Fund, the Cullen International High Dividend Fund, and the Cullen Small Cap Value Fund (collectively, the “Funds”). Subject to class level expense differences, an investor by investing in one of the Funds offered becomes entitled, provided the investor is a shareholder on the date of record, to a pro rata share of any dividends and distributions arising from the net income and capital gains on the investments of that Fund. Likewise, an investor shares pro rata in any losses of that Fund.

     20. Clarify in the first paragraph on page B-3 under the section entitled “The Trust” how an investor shares pro rata in the loss.

     We have revised the SAI with the following underlined statement in the respective bullet point:

The Trust is an open-end management investment company registered as a Delaware business trust (now called a Delaware statutory trust) on March 25, 2000 and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Trust currently offers three diversified portfolios to investors: the Cullen High Dividend Equity Fund, the Cullen International High Dividend Fund, and the Cullen Small Cap Value Fund (collectively, the “Funds”). Subject to class level expense differences, an investor by investing in one of the Funds offered becomes entitled to a pro rata share of dividends and distributions arising from the net income and capital gains on the investments of that Fund. Likewise, an investor can expect the value of his or her shares to reflect on a pro rata basis any losses of that Fund.

     21. Clarify in the second paragraph on page B-3 under the section entitled “The Trust” by which definition the term diversification is assigned.

     We have revised the SAI with the following underlined statement in the respective bullet point:

The Cullen Small Cap Value Fund (the “Fund”) is diversified, as defined in the Investment Company Act. Under applicable federal laws, the diversification of a mutual fund’s holdings is measured at the time the fund purchases a security. However, if a fund purchases a security and holds it for a period of time, the security may become a larger percentage of the fund’s total assets due to movements in the financial markets. If the market affects several securities held by a fund, the fund may have a greater percentage of its assets invested in securities of fewer issuers. At that point, the fund is subject to the risk that its performance may be hurt disproportionately by the poor performance of relatively few securities despite the fund qualifying as a diversified fund under applicable federal laws.

     22. The second sentence in the second paragraph on page B-3 under the section entitled “The Trust” indicates that diversification measurement tests are performed when the Fund purchases a security. Clarify if this is a requirement or optional. Further, consider removing the second paragraph altogether as the disclosures are not required.

     The measurement tests are a requirement for the Fund. Further, we prefer to include this paragraph as we believe it a relevant consideration for the Fund’s investors, particularly in this recent volatile market environment.

     23. Clarify if there are any percentage limits on the Fund’s ability to enter into repurchase agreements as described on page B-6.

     Although as a matter of practice the Fund does not generally enter into repurchase agreements, there is technically no limit placed on the ability to enter in such agreements. Accordingly, we have revised the SAI with the following underlined statement in the respective bullet point:

The Fund may enter into repurchase agreements with banks or non-bank dealers. In a repurchase agreement, the Fund buys a security at one price, and at the time of sale, the seller agrees to repurchase the obligation at a mutually agreed upon time and price (within seven days). The repurchase agreement thereby determines the yield during the purchaser’s holding period, while the seller’s obligation to repurchase is secured by the value of the underlying security. In the event of a bankruptcy or other default of the seller, the Fund could experience both delays in liquidating the underlying securities and losses, including: (a) possible decline in the value of the underlying security during the period while the Fund seeks to enforce its rights; (b) possible subnormal levels of income or proceeds and lack of access to income and proceeds during this period; and (c) expenses of enforcing its rights. There is no limit placed on the Fund’s ability to enter repurchase agreements.

     24. Clarify that repurchase agreements are loans in the investment restrictions under the section “Fundamental Restrictions” on page B-7.

     We have revised the SAI to clarify repurchase agreements within the investment restrictions by adding the following underlined parenthetical at the end of fundamental investment restriction #7: (repurchase agreements not being considered loans for this purpose). Further, we have added the following underlined parenthetical at the end of fundamental investment restriction #10: (the Fund recognizing repurchase agreements may be considered loans for certain purposes)

     25. Discuss issuance of senior securities as discussed in section 8 of the Investment Company Act of 1940 in the investment restrictions under the section “Fundamental Restrictions” on page B-7.

     We have revised the 8th fundamental restriction with the following underlined statement such that it now reads:

8. Borrow money, except for temporary emergency purposes in amounts not in excess of 5% of the Fund’s total assets, or, except to the extent the Board of Trustees may approve investments by the Fund in derivative instruments, issue senior securities as defined in Section 8 of the Investment Company Act;

     26. Include comparable PATRIOT Act disclosure language as included on page B-23 under the section “Anti-Money Laundering Program” in the Prospectus.

     We have revised the Prospectus such that the identical two paragraphs included in the above-referenced section are included in the “Additional Policies” section beginning on page 18 of the Prospectus.

     27. With regard to disclosure of portfolio holdings information on page B-25 through B-27, and the third parties to which such information is released, consider whether the current disclosure meets the requirements of Form N-1A, Item 11(f)(2).

     The Trust believes that the current disclosures satisfy the requirements of Form N-1A, Item 11(f)(2).

     Specifically, the first sentence of Item 11(f)(2) requires the Funds to “Describe any ongoing arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements.” It is believed that the first paragraph in the section and 6 related bullet points describe the parties that receive information regarding the Fund’s portfolio securities. The second sentence of 11(f)(2) requires the Funds to “Describe any compensation or other consideration received by the Fund , its investment adviser, or any other party in connection with each such arrangement, and provide the information described by paragraphs (f)(1)(ii), (iii), and (v) of this Item with respect to such arrangements.” The fourth paragraph on page B-29 states “Neither the Adviser, its affiliates or employees, nor the Fund may receive any direct or indirect compensation in connection with the disclosure of information about Fund portfolio securities.” It is further believed that we have satisfied the disclosure requirements of Item 11(f)(1)(ii), (iii), and (v), as required by 11(f)(2) on pages B-26 and B-27.

     Therefore, we respectfully request the Staff to notify the Trust if it believes that any of the requirements of Item 11(f)(2) have still not been met.

*   *   *   *   *   *

If you have any additional questions or require further information, please contact Andrew Shaw of Sidley Austin LLP at 312-853-7324 or Jeff Battaglia of the Cullen Funds Trust at 212-843-0453.

Sincerely,

Cullen Funds Trust

/s/ Jeff Battaglia

Name: Jeff Battaglia
Title: Treasurer

cc: Andrew Shaw, Sidley Austin LLP